Filed by Aviat Networks, Inc. pursuant to
Rule 425 under the Securities Act of 1933
Subject Company: Ceragon Networks Ltd.
Commission File No.: 000-30862

Aviat Networks Proposes to Acquire Ceragon Networks for $2.80 Per Share in Cash

Proposal represents 51% premium to 60-day volume weighted average trading price of Ceragon stock

Would deliver immediate, significant value substantially in excess of the value Ceragon can generate as a stand-alone entity

As 5% shareholder Aviat calls for extraordinary general meeting of Ceragon shareholders to elect new directors to evaluate proposal

Schedules conference call for 7:00 p.m. ET on June 27, 2022 to discuss its compelling proposal

AUSTIN, Texas – June 27, 2022 – Aviat Networks, Inc. (NASDAQ: AVNW) (“Aviat”), the leading expert in wireless transport solutions, today announced it has submitted a nonbinding proposal to acquire all the outstanding shares of Ceragon Networks Ltd. (NASDAQ: CRNT) (“Ceragon”) that it does not already own for $2.80 per share in cash. Aviat holds more than 5% of Ceragon’s outstanding shares as of June 24, 2022, making it Ceragon’s third largest shareholder.

Under the terms of the proposal, which was delivered to Ceragon’s Board of Directors, Ceragon shareholders would receive $2.80 per share in cash, providing them with immediate and certain value. Aviat also remains open to offering a portion of the consideration in Aviat stock to allow shareholders the opportunity to participate in the significant upside of the combined company. The proposal represents a substantial premium of 34% to the closing price of Ceragon shares on June 27, 2022 and a 51% premium to the 60-day volume weighted average trading price of Ceragon shares as of June 24, 2022.

“Over the past year, we have sought to engage on numerous occasions with Ceragon’s Board and management team to negotiate terms for a transaction that we are confident would deliver meaningful near- and long-term value for shareholders of both companies,” said Aviat President and CEO Peter Smith. "We have twice attempted to reasonably address concerns voiced by Ceragon, and have met only with delay and rejection. Along with Aviat’s Chairman, I traveled to Israel last week to meet in person with Ceragon’s Chairman, CEO, and a member of its Board. They refused to engage with us in constructive discussions, instead making further demands for unorthodox and off-market provisions that seem intended only to delay, leaving us with no other option but to make Ceragon shareholders aware of our proposal.”

Aviat Chairman, John Mutch emphasized, “Our Board of Directors has spent considerable time analyzing the benefits of this combination and is unanimous in its belief that such a transaction has clear strategic and financial merits and creates a compelling opportunity to deliver meaningful near- and long-term value.”

Benefits of the Transaction

We believe the combination of Aviat and Ceragon will create a leading global wireless transport specialist that is more efficient and competitive, and better positioned to provide greater innovation and service to their complementary customer bases.
    The overlap in portfolio and roadmap developments and different areas of technology leadership mean the combined company will experience significant cost reductions and an enhanced value proposition, with increased volume to leverage in operations and supply chain.
    Aviat expects to realize approximately $35 million of cost synergies from identified SG&A and operational synergies.

    By combining the companies’ innovative technologies and building scale, the combined company will also be positioned for revenue growth opportunities and benefit from improved purchasing power in the growing wireless transport solutions market.
    Aviat and Ceragon have complementary product roadmaps, which will enable greater innovation, expand revenue opportunities and enhance addressable market capture. The combined company will have lower R&D costs and greater capabilities to strengthen its technology leadership and compete effectively with generalists across all markets and verticals, with a stronger foundation for diverse growth.
    Aviat and Ceragon customers will benefit from access to a wider array of best-in-class hardware and software solutions in more geographic locations. Existing and prospective customers will also benefit from the combined company’s enhanced R&D capabilities and product innovation, with Aviat and Ceragon offering a highly attractive integrated value proposition.

Smith added, “As an industry leader and innovator with a strong track record of delivering significant value to our shareholders and premium service to our customers, we strongly believe in the value this transaction would create and look forward to giving Ceragon shareholders the opportunity to benefit from this combination. We believe they will recognize that our proposal provides compelling, immediate and certain value, substantially in excess of the value that would be generated for Ceragon shareholders if Ceragon were to remain a stand-alone entity. Although we very much prefer to negotiate a transaction with Ceragon on a friendly basis, we are prepared to take all steps necessary to pursue this transaction.”

As announced in a separate press release today, as the holder of over 5% of Ceragon’s shares, Aviat has called for an extraordinary general meeting of Ceragon shareholders for the purpose of increasing the size of the Ceragon board, removing three of Ceragon’s current directors, and electing independent, well-qualified new board leadership that would evaluate fairly the proposal and negotiate for the best outcome for Ceragon’s shareholders.

Transaction Details

Aviat intends to fund a transaction with Ceragon through cash on hand and debt financing from one or more relationship banks. If pursued, the transaction is expected to close within four to six months after successful board refreshment and negotiation of a definitive agreement, pending satisfaction of customary closing conditions, including Ceragon shareholder approval and regulatory approvals in various jurisdictions.

Vinson & Elkins LLP and Meitar are serving as legal advisors to Aviat and Okapi Partners is serving as proxy solicitor.

The full text of the letter delivered to Ceragon on June 27, 2022 (June 28, 2022 Israel Time) is included below:

June 28, 2022
Mr. Zohar Zisapel, Chairman of the Board
Mr. Doron Arazi, Chief Executive Officer
Ceragon Networks Ltd.
24 Raoul Wallenberg Street, Tel-Aviv 69719, Israel
Gentlemen:
As you are aware, we have sought to engage with you on numerous occasions over the past year in a constructive dialogue about Aviat acquiring all of the outstanding shares of Ceragon at a meaningful premium for Ceragon shareholders. Our Board of Directors has spent considerable time analyzing the benefits of this combination and is unanimous in its belief that such a transaction has clear strategic and financial merits and creates a compelling opportunity to deliver meaningful near- and long-term value for shareholders of both companies.

We are surprised and disappointed by your rejection of our April proposal to acquire Ceragon for $2.80 per share in cash, which represents a significant 51% premium to Ceragon’s 60-day volume-weighted average share price of $1.85 as of June 24, 2022, and a 34% premium to Ceragon shareholders based on the closing price on June 27, 2022 of $2.09. When you rejected our initial November 21, 2021 proposal to acquire Ceragon for $3.25 per share in cash, your stated view was that our proposal was inadequate and that external factors and yet-to-be-made-public internal initiatives were impacting your short-term market price. Your stock price performance in the seven and a half months since we made our initial proposal to you contradicts such a view. Indeed, here is a graph showing your stock performance since our initial offer, which shows a steady decline:

Additionally, you have consistently refused to even engage with us unless we obtained financing commitments and unless we agreed that Aviat would pay you a substantial break-up fee if we abandoned the transaction. In response, we provided you with copies of highly confident letters from three well-regarded financial institutions and agreed that we would have binding commitment letters in place prior to signing. To address your request on a break-up fee, we provided you with a detailed framework as to how the transaction would be structured, including noting that we would be willing to structure our transaction so that Aviat would pay a termination fee in the unlikely event that, despite the binding commitments, we were unable to consummate the transaction due to the failure of our financing.

Last week, our Chairman and I traveled to Israel to meet with you in person in the hopes of engaging constructively with you to find a mutually beneficial transaction. However, you refused to engage in price discussions, except to advise that you had not engaged a financial advisor, and estimated it would take you at least two months to thoroughly analyze our proposal. Rather than engaging with us, you once again insisted on fully committed financing and stated that Aviat would have to agree to pay a break-up fee if the transaction failed to close for any reason that was not Ceragon’s “fault.” You further advised that the Aviat break-up fee you were seeking should be equal to the difference between the purchase price and your current trading price, which at the time translated to an outrageous ~$60 million on a $235 million transaction, or roughly 25%. You also advised us that if Ceragon were to be presented with a superior bid, Ceragon should be permitted to terminate the agreement with Aviat without the payment of a termination fee, which is contrary to market practice in such cases. We believe your shareholders would agree that requiring such unorthodox and off-market provisions as obstacles to discussions and due diligence are not the sort of actions that fiduciaries trying to maximize shareholder value would take when being offered a 51% premium acquisition proposal.

Consequently, we are left with no choice but to take our compelling proposal directly to your shareholders by making its terms public. Given the substantial premium represented by our proposal and the unique benefits of a combination with Aviat, we are confident that Ceragon’s shareholders will enthusiastically embrace our proposal. We also want Ceragon’s shareholders to rest assured that we will have committed and binding financing prior to signing the transaction agreement and we intend for this transaction to be based on market precedents, including with respect to the parties’ respective remedies if the transaction is terminated.
We believe that a combination of our two companies would create a leading wireless transport specialist with the scale and expertise to deliver superior performance to customers and shareholders. By combining our businesses, we can further improve our supply chain sourcing, increase operational efficiency, and realize meaningful cost savings. Additionally, Ceragon’s customer base and geographic exposure is highly complementary to Aviat’s. Together, we can deliver a valuable set of technological expertise and product breadth to customers around the world.
Absent this combination, we doubt that Ceragon’s stock and business performance will meaningfully change in the near-term. Ceragon’s current product offering lacks meaningful technological differentiation, and even in areas where Ceragon does have differentiation, the company lacks the management competence to extract value. The company’s gross margin has declined from 34% in calendar year 2019 to 30% over the last twelve months. Additionally, Ceragon’s next generation chip has been delayed, and given the supply challenges in the chip space, we see no reason to believe why this product won’t continue to slip in its delivery to the market. Aviat’s next generation System on Chip (partnership with MaxLinear) is based on a newer generation of technology than Ceragon’s chip and we believe will offer significant differentiation. Ceragon’s chip development strategy is destroying value to shareholders and will offer no technological advantage to customers in the medium to long-term. Without our offer for and stewardship of Ceragon’s business, we do not expect to see significant change in the company’s stock performance nor its operating results.
Accordingly, we believe our all-cash proposal provides Ceragon shareholders with compelling, immediate and certain value, which is substantially in excess of the value that would be generated for Ceragon shareholders if Ceragon were to remain a stand-alone entity. In addition, we remain open to offering a portion of the consideration in Aviat stock should you wish to provide the opportunity for your shareholders to share in the upside potential of the combined company. We believe that Ceragon shareholders would appreciate the strategic and financial logic of the combination and the opportunity to participate in its future.
In connection with delivering this proposal, we advise you that we have acquired 4,233,757 shares of Ceragon, which represents approximately 5.04% of the outstanding shares. As a larger than 5% holder, we are requesting that Ceragon call an extraordinary general meeting of its shareholders for the purposes of increasing the size of the Ceragon board to nine, electing our proposed independent nominees to those seats, and removing and replacing three of Ceragon’s current directors with our proposed nominees. Based on your response to our proposals to date, we believe the time has come for new board leadership that would evaluate our proposal and negotiate for the best outcome for Ceragon’s shareholders.
As we have reiterated to you several times, we are committed to a transaction with Ceragon. In connection with this transaction, we have engaged Vinson & Elkins LLP and Meitar as our legal advisors, and Okapi Partners as our proxy solicitor. We stand ready to discuss next steps towards a mutually beneficial negotiated transaction with you, as well as your independent financial and legal advisors. As we have stressed throughout the last year, we very much prefer to negotiate a transaction with Ceragon on a friendly basis, whether with you or with a revised board, but are prepared to take all steps necessary to pursue this transaction on an expedited basis.

Sincerely,

Aviat Networks
President and Chief Executive Officer

Conference Call

Aviat will host a conference call for investors and industry analysts to discuss its proposal at 7:00 p.m. ET on June 27, 2022.

To listen to the live conference call, please dial toll-free at 1-877-830-2597 or the international dial-in at +1-785-424-1877 and use the conference ID: “ANICALL” or the call title “Investor Update Call”. We ask that you dial-in approximately 10 minutes prior to the start time. Accompanying slides will be available on Aviat’s investor relations website at the following address: https://investors.aviatnetworks.com/.

A replay of the call will be available on the Aviat investor relations website, or by dialing 800-938-1598 (Toll Free) or 402-220-1545 (Toll).

About Aviat Networks, Inc.

Aviat Networks, Inc. is the leading expert in wireless transport solutions and works to provide dependable products, services and support to its customers. With more than one million systems sold into 170 countries worldwide, communications service providers and private network operators including state/local government, utility, federal government and defense organizations trust Aviat with their critical applications. Coupled with a long history of microwave innovations, Aviat provides a comprehensive suite of localized professional and support services enabling customers to drastically simplify both their networks and their lives. For more than 70 years, the experts at Aviat have delivered high-performance products, simplified operations, and the best overall customer experience. Aviat Networks is headquartered in Austin, Texas. For more information, visit www.aviatnetworks.com or connect with Aviat Networks on Twitter, Facebook and LinkedIn.

Forward-Looking Statements

The information contained in this document includes forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including, without limitations, Aviat’s beliefs and expectations regarding the proposed transaction between Aviat and Ceragon and the results of the requested extraordinary general meeting of shareholders of Ceragon. All statements, trend analyses and other information contained herein regarding the foregoing beliefs and expectations and other statements identified by the use of forward-looking terminology, including, without limitation, "anticipate," "believe," "plan," "estimate," "expect," "goal," "will," "see," "continue," "could, " "may, " "might, " "potential," "seek," "should," "delivering," "view," and "intend," or the negative of these terms or other similar expressions, constitute forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, forward-looking statements are based on estimates reflecting the current beliefs, expectations and assumptions of the senior management of Aviat regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements should therefore be considered in light of various important factors, including those set forth in this document. Risks and uncertainties that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements are discussed in our Annual Reports on Form 10-K and our other filings with the Securities and Exchange Commission.

The forward-looking statements included in this release are made as of the date hereof and, except as required by law, Aviat undertakes no obligation to update, amend, or clarify any forward-looking statement to reflect events, new information, or circumstances occurring after the date of this release.

Additional Information

This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933 or an exemption therefrom.

In connection with any transaction between Aviat and Ceragon that involves the issuance of Aviat shares to the Ceragon shareholders, Aviat will file a registration statement with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Investors will also be able to obtain copies of the registration statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

Investor Contacts

Aviat Networks
Andrew Fredrickson
+1-408-501-6214
andrew.fredrickson@aviatnet.com

Okapi Partners LLC
Bruce Goldfarb / Chuck Garske / Teresa Huang
+1-212-297-0720
info@okapipartners.com

Media Contact

Abernathy MacGregor
Sydney Isaacs / Jeremy Jacobs
+1-212-371-5999
sri@abmac.com / jrj@abmac.com